

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Michael Castor
Chief Executive Officer
Medicus Sciences Acquisition Corp.
152 West 57th Street, Floor 20
New York, New York 10019

> **Re: Medicus Sciences Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2020**
> **File No. 333-251674**

Dear Mr. Castor :

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed December 23, 2020

Our Sponsor and Competitive Advantages, page 3

1. We note disclosure here, page 124 and elsewhere discussing competitive advantages attributed to resources of your sponsor's affiliates. For example, you state you will leverage "certain employees of Altium and Sio as advisors to assist" in sourcing and evaluation of potential acquisition candidates. Please revise to clarify the basis for your belief that these entities and their employees will provide significant assistance. For example, it is unclear if you have understandings, arrangements or agreements with these persons or entities. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Wei Wang, Esq.